

Mail Stop 3030

April 17, 2017

Via E-mail
Karen Hawkins
Principal Financial Officer and Principal Accounting Officer
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re: Optex Systems Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2016**
> **Filed December 23, 2016**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 2, 2016**
> **Filed February 21, 2017**
> **File No. 000-54114**

Dear Ms. Hawkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 2, 2016

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 47

1.   We note that in the third paragraph of the report your auditor has only opined on the financial statements as of and for the year ended October 2, 2016. Please file an amendment to your Form 10-K, including the complete Item 8 and updated certifications, to provide an audit report that opines on all the periods presented in your financial statements - i.e., as of and for the years ended October 2, 2016 and September 27, 2015, respectively. Refer to Rules 2-02 and 8-02 of Regulation S-X.

2.   In addition, please have your auditor indicate the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dennis Hult at (202) 551-3618, or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery